Exhibit 4(d)(4)

Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

WAIVER OF EARLY WITHDRAWAL CHARGES

FOR FACILITY CARE OR HOME CARE OR

COMMUNITY-BASED SERVICES RIDER

The annuity contract (“Contract”) is changed by this Waiver of Early Withdrawal Charges for Facility Care or Home Care or Community-Based Services Rider (this “Rider”) to add the following new provisions:

Waiver

Upon receipt of written notice of claim, as described in the Written Notice of Claim provision below, and receipt of written proof of occurrence, as described in the Written Proof of Occurrence provision below, we will waive the Early Withdrawal Charges that may otherwise apply under the Contract to a withdrawal or surrender if, at the time of such withdrawal or surrender, or within the immediately preceding ninety (90) days, all of the following conditions are met:

1)	an Insured is confined in a Facility or is receiving, as prescribed by a Physician, Registered Nurse, or Licensed Social Worker, Home Care or Community-Based Services;

2)

the Insured’s confinement in a Facility, the Insured’s receipt of Home Care or Community-Based Services, or any combination thereof has continued for a period of at least ninety (90) consecutive days; and

3)	the first day of such ninety (90)-day period was at least one (1) year after the effective date of the Contract.

An amount withdrawn under this waiver will reduce the amount otherwise available under the free withdrawal allowance under the Contract.

Definitions

Capitalized terms not defined in this Rider have the same meaning as such terms are defined in the Contract. The following additional definitions apply to this Rider:

Insured: An individual whose confinement in a Facility or whose receipt of Home Care or Community-Based Services is used to qualify for benefits under this Rider. Each Owner or joint owner of the Contract on the Contract Effective Date who is a natural person is an Insured. If, on the Contract Effective Date, you or a joint owner is a non-natural person, then each Annuitant on such date who is a natural person is an Insured. For this purpose, an individual acting as a trustee or plan sponsor is not treated as a natural person. Except as provided for a spouse who becomes successor owner, no person may become an Insured after the date that the Rider is issued. If the spouse of the person who is the Insured on the date that this Rider is issued becomes the successor owner of the Contract in lieu of a death benefit, then that spouse will become the Insured. The Insured is the individual who is the Owner of the Contract, without regard to any joint owner. If the Owner or a joint owner is not a human being, then the Insured is the individual who is the Annuitant under the Contract, without regard to any Joint Annuitant.

Early Withdrawal Charge: The early withdrawal charge that may apply to a withdrawal or surrender under the Contract. It does not include the reduction in the value of an Indexed Strategy on account of a decline in the Index. It does not include the impact of a vesting factor or other calculation applied to determine the increase in the value of an Indexed Strategy for a rise in the Index. It does not include a rider fee or charge.

Facility: A Skilled Nursing Facility, as defined in the Medicare program; a convalescent nursing home, as defined in the Medicare program; an extended care facility, as defined in the Medicare program; a residential care facility, as defined in the California Health and Safety Code; or a residential care facility for the elderly, as defined in the California Health and Safety Code.

Home Care or Community-Based Services: Home health care, adult day care, personal care, homemaker services, hospice services and respite care as each is defined below.

1)

“Home health care” is skilled nursing or other professional services in the residence, including, but not limited to, part-time and intermittent skilled nursing services, home health aid services, physical therapy, occupational therapy, or speech therapy and audiology services, and medical social services by a social worker.

2)

“Adult day care” is medical or nonmedical care on a less than twenty-four (24)-hour basis, provided in a licensed facility outside the residence, for persons in need of personal services, supervision, protection, or assistance in sustaining daily needs, including eating, bathing, dressing, ambulating, transferring, toileting, and taking medications.

3)

“Personal care” is assistance with the activities of daily living, including the instrumental activities of daily living, provided by a skilled or unskilled person under a plan of care developed by a physician or a multidisciplinary team under medical direction. “Instrumental activities of daily living” include using the telephone, managing medications, moving about outside, shopping for essentials, preparing meals, laundry, and light housekeeping.

4)

“Homemaker services” is assistance with activities necessary to or consistent with the insured’s ability to remain in his or her residence, that is provided by a skilled or unskilled person under a plan of care developed by a physician or a multidisciplinary team under medical direction.

5)

“Hospice services” are outpatient services not paid by Medicare, that are designed to provide palliative care, alleviate the physical, emotional, social, and spiritual discomforts of an individual who is experiencing the last phases of life due to the existence of a terminal disease, and to provide supportive care to the primary care giver and the family. Care may be provided by a skilled or unskilled person under a plan of care developed by a physician or a multidisciplinary team under medical direction.

6)	“Respite care” is short-term care provided in an institution, in the home, or in a community-based program, that is designed to relieve a primary care giver in the home.

Service providers outside the State of California shall be defined as comparable in licensure and staffing requirements to providers in the State of California.

Physician: A person who is licensed in the United States as a medical doctor (M.D.) or a doctor of osteopathy (D.O.) and who is practicing within the scope of his or her license. The term “Physician” does not include an Owner or joint owner; an Insured; a Family Member of an Owner, joint owner, or Insured; or an employee, officer, director, owner, partner, member, or agent of a non-natural Owner or joint owner.

Registered Nurse: A person who is licensed in the United States as a nurse and who is practicing within the scope of his or her license. The term “Registered Nurse” does not include an Owner or joint owner; an Insured; a Family Member of an Owner, joint owner, or Insured; or an employee, officer, director, owner, partner, member, or agent of a non-natural Owner or joint owner.

Licensed Social Worker: A person who is licensed in the United States as a social worker and who is practicing within the scope of his or her license. The term “Licensed Social Worker” does not include an Owner or joint owner; an Insured; a Family Member of an Owner, joint owner, or Insured; or an employee, officer, director, owner, partner, member, or agent of a non-natural Owner or joint owner.

Family Member: A spouse, child, parent, grandparent, grandchild, sibling, aunt, uncle, first cousin, niece, or nephew, or any such relative by marriage or adoption, including in-laws and step-relatives.

Written Notice of Claim

You must provide us with a written notice of a claim for a waiver under this Rider:

1)	within twenty (20) days of the occurrence covered by this Rider or as soon thereafter as is reasonably possible; and

2)	before the date of the withdrawal or surrender with respect to which a waiver under this Rider is claimed.

Notice given by, or on behalf of the Insured, to us at our address or telephone number, or to any authorized agent of the Company, with information sufficient to identify the Insured, shall be deemed notice to us.

Claim Forms

Upon receipt of written notice of a claim for a waiver under this Rider, we will furnish to you a form or forms for filing a proof of occurrence. If we do not furnish such form or forms within fifteen (15) days of receipt of the written notice of claim, you will be deemed to have complied with the requirements as to proof of occurrence upon submitting, within the time period set out in the Written Proof of Occurrence provision below, written proof covering the character and the extent of the occurrence covered by this Rider.

Written Proof of Occurrence

You must provide us with written proof of occurrence of the conditions set out in the “Waiver” provision above. You must provide us with such written proof of occurrence:

1)	within ninety (90) days after the date of the occurrence; and

2)	before the date of the withdrawal or surrender with respect to which a waiver under this Rider is claimed.

Failure to furnish written proof of occurrence shall not invalidate or reduce the claim for a waiver under this Rider if it was not reasonably possible to give written proof of occurrence within ninety (90) days after the date of the occurrence, provided written proof of occurrence is furnished as soon as reasonably possible and, except in the absence of legal capacity, no later than one (1) year from the time such proof is otherwise required.

Physical Examination

At our own expense, we shall have the right and opportunity to examine the person of the Insured when and as often as we may reasonably require during the pendency of any claim for a waiver under this Rider.

Exclusions

This waiver shall not apply to confinement in a Facility or receipt of Home Care or Community-Based Services that was:

1.	caused or substantially contributed to by any attempt at suicide or intentionally self-inflicted injury, while sane or insane;

1)	caused or substantially contributed to by war or an act of war;

2)	caused or substantially contributed to by active participation in a riot, insurrection, or terrorist activity;

2.	caused or substantially contributed to by committing or attempting to commit a felony;

3)

caused or substantially contributed to by voluntary intake of either: (A) any drug, unless prescribed or administered by a Physician and taken in accordance with the Physician’s instructions; or (B) poison, gas, or fumes, unless they are the direct result of an occupational accident;

4)	in consequence of the Insured being intoxicated, as defined by the jurisdiction where the Insured is confined in a Facility or receiving Home Care or Community-Based Services; or

3.	caused or substantially contributed to by engaging in an illegal occupation.

Termination

This Rider will terminate and have no value when one of the following occurs:

1)	the Early Withdrawal Charge period ends and no further Early Withdrawal Charge period will apply under the Contract;

2)	you surrender or annuitize the Contract; or

3)	a death that would give rise to a death benefit under the Contract, unless a successor owner election is made that causes the spouse of an Insured to continue as or become the Insured.

Reinstatement

Neither your Contract nor this Rider provides for reinstatement of this Rider.

Entire Contract and Changes

Your Contract, this rider, any other riders or endorsements attached to it, and any papers attached to it by us, including the application if attached, constitute the entire annuity contract between you and us. No agent or producer has authority to change this annuity contract or to waive any of its provisions.

This Rider is part of your Contract. It is not a separate contract. It changes your Contract only as and to the extent stated. In the case of conflict with other terms of the Contract, the terms of this Rider shall control.

Signed for us at our office as of the date of issue.

MARK F. MUETHING	JOHN P. GRUBER
EXECUTIVE VICE PRESIDENT	SECRETARY